Repower. Renew. Results.™

November 4, 2011

Via E-Mail
Christian Soderquist, Chief Executive Officer
OCTuS, Inc.
2020 Research Drive
Davis, California 95618
RE:OCTuS, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2009
Filed September 27, 2011
File No. 000-21092

Dear Mr. Lopez:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter in response to comments raised in the Staff’s corrected letter to Octus dated October 20, 2011 (the “SEC Comment Letter”) regarding your review of the above-referenced Amendment to the Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) filed by Octus on September 27, 2011..

In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.

Amendment1 to Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on September 23, 2011

General
1. We note your response to comment one of our letter dated August 11, 2011, and we reissue it in part. It appears that the beneficial ownership table in your Form 10-K for the fiscal year ended December 31, 2010 filed on September 13, 2011 does not include Sasaima Holdings, SA’s ownership, on an as-converted basis, including the identity of its control person(s) or beneficial owner(s). Please confirm that you will provide such disclosure, if applicable, in future filings and provide us draft disclosure as of the most recent practicable date.

Our Response
We will provide the requested disclosure in the next applicable future filing;

Effective March 31, 2009, a convertible promissory note with a principal balance of $328,106 and accrued interest of $38,686 held by Grupo Dynastia SA was sold to Sasaima Holdings SA, another related party, controlled by Mr. David Pere a past president of Octus Inc.. Sasaima Holdings SA already held a promissory note in the amount of $113,747.  The terms were modified such that the principal and interest will be paid over 60 months. The convertible promissory note can be converted into common stock at a rate of $0.10 per share and bears interest at an annual rate of 8% until converted or paid.  Total interest expense accrued under borrowings from this related party during the twelve months ending December 31, 2009 was $39,490.  Upon conversion of principal and accrued interest totally $520,029, 5,200,290 shares would be owned by this party giving them greater than 10% interest in the company on a fully-diluted basis.

719 Second Street, Davis, California 95616
530/564.0200  +  www.octusenergy.com

Repower. Renew. Results.™

We have also revised our beneficial ownership table to reflect the control of Sasaima Holdings SA and potential ownership percentage as if Sasaima Holdings, SA converted the balance of the convertible note and accrued interest and added the following discussion below the revised beneficial ownership table:

Effective March 31, 2009, a convertible promissory note with a principal balance of $328,106 and accrued interest of $38,686 held by Grupo Dynastia SA was sold to another related party, Sasaima Holdings, SA, an entity controlled by Mr. David Pere, a past president of Octus Inc..  Sasaima Holdings SA already held a promissory note in the amount of $113,747.  The terms were modified such that the principal and interest will be paid over 60 months. The convertible promissory note can be converted into common stock at a rate of $0.10 per share and bears interest at an annual rate of 8% until converted or paid.  Total interest expense accrued under borrowings from this related party during the twelve months ending December 31, 2009 was $36,590.  Upon conversion of principal and accrued interest totally $520,029, 5,200,290 shares would be owned by this party giving them greater than 10% interest in the company on a fully-diluted basis.  Upon conversion of these shares the beneficial ownership table above would be reflected as:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	Christian Soderquist	15,000,000 common shares Officer and Director*	34.20%

Common Stock	George Ecker	15,000,000 common shares Officer and Director*	34.20%

Common Stock	Sasaima Holdings, SA	5,220,290 common shares	11.90%

Common Stock	All officers and directors as a group excluding Sasaima Holdings, SA	30,000,000 common shares	68.40%

We have included discussion of these items in the MD&A section for our Form 10-K for the fiscal year ended December 31, 2010.

Exhibits

2. Exhibits
Please confirm you will file Exhibit 10.21 in its entirety, including Exhibits B and C, in executed form with your next periodic report.

Our Response
We hereby confirm that we will file an executed copy of this agreement with our next periodic report, pursuant to Item 601 of Regulation S-K.

719 Second Street, Davis, California 95616
530/564.0200  +  www.octusenergy.com

Repower. Renew. Results.™

Other Reports
3. We note your response to comment seven of our letter dated August 11, 2011, and we reissue it in part. Your response letter indicates that you will file your delinquent Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011 by October 15, 2011. As of the today’s date, these quarterly reports still have not been filed. Please advise us when you will file these reports. Please be aware you should incorporate our prior comments as applicable for these and future filings.

Our Response
We currently anticipate filing our delinquent Form10-Q for the fiscal quarter ended March 31, 2011 by November 11, 2011and Form10-Q for the fiscal quarter ended June 30, 2011 by November 30, 2011.

You may contact me at (530) 546-0200 if you have any questions regarding the above responses to your comments.

Sincerely,

OCTuS, Inc.

/s/Christian J. Soderquist
Chief Executive Officer

719 Second Street, Davis, California 95616
530/564.0200  +  www.octusenergy.com